
Voike Inc.
Balance Sheet

**As of December 31, 2018**

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
10200 · Cash - Sabadell -8450	102
Total Checking/Savings	102
Total Current Assets	102
Other Assets	
18010 · Business Startup Costs	31,033
18020 · Developed Software	127,966
18030 · Software in Development	112,715
18090 · Accumulated Amortization	-106,837
Total Other Assets	164,877
TOTAL ASSETS	**164,980**
LIABILITIES & EQUITY	
Liabilities	
Long Term Liabilities	
25100 · Notes Payable	67,283
25200 · Accrued Interest on Notes	30,609
Total Long Term Liabilities	97,892
Total Liabilities	97,892
Equity	
30010 · Preferred Stock - Series A	44
30100 · Common Stock - Class A	299
30200 · Common Stock - Class B	213
30040 · Additional Paid in Capital	233,426
32000 · Accumulated Deficit	-136,391
Net Income	-30,504
Total Equity	67,088
TOTAL LIABILITIES & EQUITY	**164,980**

No assurance is provided with this financial statement

Voike Inc.
Profit & Loss
Accrual Basis — **January through December 2018**

	Jan - Dec 18
Ordinary Income/Expense	
Expense	
60100 · Amortization	20,350
63400 · Interest Expense	10,154
Total Expense	30,504
Net Ordinary Income	-30,504
Net Income	**-30,504**

Voike Inc.
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-30,504
Net cash provided by Operating Activities	-30,504
INVESTING ACTIVITIES	
18090 · Accumulated Amortization	20,350
Net cash provided by Investing Activities	20,350
FINANCING ACTIVITIES	
25200 · Accrued Interest on Notes	10,154
30010 · Preferred Stock - Series A	42
30200 · Common Stock - Class B	65
30040 · Additional Paid in Capital	-108
Net cash provided by Financing Activities	10,154
Net cash increase for period	0
Cash at beginning of period	102
Cash at end of period	**102**